SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 11-K

______________________________

[✓]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission File No. 1-13934

A.

Full title of the plan and address of the plan, if different from that of the issuer named below:

SKYWAY AIRLINES, INC. 401(K) PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MIDWEST AIR GROUP, INC.

6744 South Howell Avenue

Oak Creek, Wisconsin 53154-1402

REQUIRED INFORMATION

The following financial statements and schedules of the Skyway Airlines, Inc. 401(K) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Skyway Airlines, Inc. 401(k) Plan

Financial Statements as of and for the
Years Ended December 31, 2005 and 2004,
Supplemental Schedule as of December 31,

2005 and Report of Independent Registered

Public Accounting Firm

SKYWAY AIRLINES, INC. 401(k) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4–7

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	9

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Midwest Air Group, Inc. and the
Trustees and Participants in the
Skyway Airlines Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Skyway Airlines, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 26, 2006

SKYWAY AIRLINES, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Cash and Cash Equivalents	14,953	-
Investments – at fair value:
Investment in Master Trust	$ 205,022	$ 205,324
Mutual funds	4,283,730	4,034,173
Common collective funds	560,320	395,470
Participant loans	68,869	43,821
Total investments	5,117,941	4,678,788

Receivables:
Contributions receivable	13,482	39,092
Accrued interest and dividends	2,348	1,936

Total receivables	15,830	41,028

NET ASSETS AVAILABLE FOR BENEFITS	$5,148,724	$4,719,816

See notes to financial statements

SKYWAY AIRLINES, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Investment income:
Interest in earnings of Master Trust	$36,249	$15,199
Net appreciation in fair value of investments	196,487	344,457
Interest and dividends	63,626	57,406

Net investment income	296,362	417,062

Contributions
Employer	177,842	127,047
Participants	849,846	705,261
Participant rollovers	-	6,288

Total contributions	1,027,688	838,596

Total additions	1,324,050	1,255,658

DEDUCTIONS:
Distributions to participants	419,299	187,217
Administrative expenses	850	450
Net transfers to Midwest Airlines Savings and Investment Plan	474,993	84,885

Total deductions	895,142	272,552

INCREASE IN NET ASSETS	428,908	983,106

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning	4,719,816	3,736,710

Ending	$5,148,724	$4,719,816

See notes to financial statements.

SKYWAY AIRLINES, INC. 401(k) plan

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.

PLAN DESCRIPTION

The following brief description of the Skyway Airlines, Inc. 401(k) Plan (the “Plan”) is provided for general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) savings plan covering certain employees of Skyway Airlines, Inc. (the “Company”). Substantially all salaried and hourly employees are eligible to participate after completing three consecutive months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions—Each year participants may contribute up to 50% of their pretax annual compensation as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants are also allowed to make after-tax contributions, subject to IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes an annual matching contribution equal to 25 percent of the first 10 percent of base compensation that the participant contributes. Contributions are subject to certain limitations.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions and allocations of Company contributions, Plan earnings, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Company contributions plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service per the schedule below, upon death or attainment of the age of 65, in the employer’s matching contribution portion of their account.

Years of Service	Percentage

Less than 2	0%
2	25
3	50
4	75
5	100

Investment Options—Except for the initial profit sharing contribution (prior to July 10, 2003), participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Certain participants from a prior plan with a prior parent company of the Company have investments in Kimberly Clark Corporation common stock. Participants are able to keep their balances in this investment, however it is no longer an investment option available to participants.

Effective July 10, 2003, the Company approved the suspension of the Midwest Air Group, Inc. Common Stock Fund as an investment option, until further notice. For those participants that designated the Midwest Air Group, Inc. Common Stock Fund as an investment option, as of July 10, 2003, contributions are invested in the M&I Stable Principal Fund unless otherwise directed by the participant. Participants have the option of leaving their existing balance in the Midwest Air Group, Inc. Common Stock Fund or transferring all or part of the balance to another investment option offered by the Plan as of the date noted above.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.0 percent to 7.63 percent and 4.0 percent to 9.5 percent at December 31, 2005 and 2004, respectively, which are commensurate with prevailing rates for commercial loans as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits—Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) pre tax contributions only. Their after-tax contribution account may be withdrawn for any reason. Participant’s vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $5,000. If the balance exceeds $5,000, distribution will be made only if the participants consent.

Forfeited Accounts—At December 31, 2005 and 2004 forfeited nonvested accounts totaled approximately $5,500 and $28,000, respectively. These accounts will be used to reduce future employer contributions.

2.

SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Interest in Master Trust—The Plan participates in the Midwest Express Holdings, Inc. Master Trust (the “Master Trust”), which was established as of January 1, 1997, to hold the Plan’s and an affiliate plans’ investments in the common stock of the Midwest Air Group Inc, the Company’s parent company, the common stock of Kimberly-Clark Corporation (the Company’s prior parent Company) and the common stock of Neenah Paper, Inc. Investments held in the Master Trust are stated at fair value based on quoted market prices. Investment income, realized gains and losses on investment transactions, expenses, and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

Investment Valuation and Income Recognition—Investments are stated at fair value based on quoted or reported market values. Participant loans are valued at the outstanding loan balance plus accrued interest. The Plan invests in the M&I Stable Principal Fund, a common collective trust that invests in fully benefit responsive guaranteed investment contracts (“GICs”). The GICs are recorded at contract value which approximates fair value. Purchases and sales of securities are recorded on a trade date basis, interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expense— The Company generally pays the administrative expenses of the Plan, however, the Company elected to have the Plan pay $850 and $450 in loan fees during 2005 and 2004, respectively. The Company paid all other administrative expenses incurred in 2005 and 2004.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Transfers—The Company’s parent company, Midwest Air Group, Inc., also sponsors another defined contribution plan. As employees change their status with the parent company, their account balances are transferred to the appropriate plan.

3.

RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of common collective funds managed by Marshall & Ilsley (“M&I”) Trust Company. M&I Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, certain investments in the Master Trust are Midwest Air Group, Inc. common stock, the Plan sponsor’s parent company.

4.

INTEREST IN MASTER TRUST

Investments held in the Master Trust at December 31, 2005 and 2004 were as follows:

	2005	2004

Cash and cash equivalents	$ 429,091	$ 579,778
Midwest Air Group, Inc. common stock	3,454,195	2,145,080
Kimberly-Clark Corporation common stock	12,107,996	15,099,183
Neenah Paper, Inc. common stock	-	229,015
Accrued interest income	91,397	88,527

Total investments	$16,082,679	$18,141,583

As of December 31, 2005 and 2004, the Master Trust held 612,446 shares at $5.64 per share and 737,141 shares at $2.91 per share, respectively, of Midwest Air Group, Inc. common stock.

The Plan’s interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 1 percent at December 31, 2005 and 2004.

The net investment gain of the Master Trust for the year ended December 31, 2005 and 2004 was as follows:

Net appreciation in fair value of investments in common stocks	$ 386,514	$ 846,835
Interest and dividends	248,487	427,780

Net investment gain	$ 635,001	$1,274,615

5.

INVESTMENTS

The fair value of investments that individually represent 5 percent or more of the Plan’s net assets consisted of the following as of December 31, 2005 and 2004:

	2005	2004

Fidelity Magellan Fund	$920,625	$954,852
Fidelity Puritan Fund	453,594	444,635
Fidelity Managers Special Equity Fund	611,630	649,988
Marshall Mid-Cap Value Fund*	390,706	259,344
Marshall Mid-Cap Growth Fund*	641,658	665,248
Marshall Equity Income Fund*		255,331
Marshall International Stock Fund*	272,829
Royce Total Return Fund	358,966
M&I Stable Principal Fund*	504,870	378,500

*Party-in-interest

The Plan’s investments (except investment in Master Trust) including those bought, sold, and held during the year ended December 31, 2005 and 2004, appreciated in value as follows:

Common collective funds	$ 4,716	$ 1,646
Mutual funds	191,771	342,811

Net appreciation in fair value of investments	$ 196,487	$ 344,457

6.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.

TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan is to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE FURNISHED
PURSUANT TO
DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SKYWAY AIRLINES, INC. 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Description	Current Value

Interest in Midwest Express Holdings, Inc. Master Trust; 1% interest*	$ 205,022

COMMON COLLECTIVE FUNDS:
M&I Stable Principal Fund *	504,870
M&I Diversified Stock Portfolio*	55,450

MUTUAL FUNDS
Fidelity Magellan Fund	$ 920,625
Fidelity Puritan Fund	453,594
Fidelity Managers Special Equity Fund	611,630
Marshall International Stock Fund*	272,829
Marshall Mid-Cap Value Fund*	390,706
Marshall Mid-Cap Growth Fund*	641,658
Marshall Large-Cap Value Fund*	230,675
Vanguard Total Bond Market Index Fund	154,935
ABN AMRO Growth Fund	76,500
Royce Total Return Fund	358,966
Vanguard 500 Index	171,612

Participant loans; interest at rates ranging from 4.0% and 7.63%*	68,869

TOTAL INVESTMENTS	$5,117,941

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Skyway Airlines, Inc. 401(k) Plan Advisory Committee, which administers the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SKYWAY AIRLINES, INC. 401(K) PLAN

June 28, 2006

By:

/s/ Curtis E. Sawyer

Curtis E. Sawyer

Member of the Skyway Airlines, Inc.

401(k) Plan Advisory Committee

EXHIBIT INDEX

SKYWAY AIRLINES, INC. 401(K) PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Exhibit No.	Description

23	Consent of Deloite & Touche, LLP, Independent Registered Public Accounting Firm